April 29, 2008

Mr. Kevin Woody
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561

RE:  The Macerich Company
Form 10-K for the Fiscal Year Ended
December 31, 2007, filed February 27, 2008

File No. 001-12504

Dear Mr. Woody:

This letter is in response to your letter of April 17, 2008 regarding your review of the above mentioned Form 10-K for The Macerich Company.

Background

The Macerich Company (the “Company”) operates as a REIT employing an UPREIT structure such that all of the Company’s assets, liabilities and operations are held by The Macerich Partnership, L.P. (the “Operating Partnership”). As of December 31, 2007, the Company was the sole general partner of, and assuming conversion of the preferred units, held an 85% ownership interest in the Operating Partnership. The 15% limited partnership interest of the Operating Partnership not owned by the Company was reflected as minority interest. As of December 31, 2007, the Company owned or had an ownership interest in 74 regional shopping centers and 20 community shopping centers (“Centers”). At December 31, 2007, 51 of these Centers were 100% owned by the Operating Partnership, four were held in joint ventures that were consolidated, and 39 were held in non-consolidated joint ventures. The Centers (except for eight) are all managed by the Company’s management companies, all of which are wholly owned subsidiaries of the Operating Partnership. Regardless of ownership structure, all the Centers are viewed as part of the comprehensive operations of Macerich.

Because of this structure, the minority interests in the Operating Partnership participate in all of the operations of the Company, including continued and discontinued operations. In contrast, the minority interests related to consolidated joint ventures participate only in those specific Centers held by the joint ventures.

Our specific responses to your questions follow the restatement of each question below:

1.               Consolidated Statements of Operations, page 63. Please tell us how your current presentation complies with Rule 5-03 of Regulation S-X. Within your response, specifically address your omission of a line item for income before tax, minority interest, and equity in income, your placement of gain on sale of assets, loss on early extinguishment of debt, and minority interest in operating partnership, and your use of the subtotal called income before minority interest and preferred dividends.

With respect to the omission of a line item for income before tax, minority interest, and equity in income, we have addressed each of the components as follow:

Income tax benefit (provision)-
Income tax benefit or provision has historically been insignificant, as is the case for many other REITs, and as such we have not felt that a separate line item for income before tax expense and other appropriate items was necessary.

Equity in income of unconsolidated joint ventures –
SEC Regulation S-X, Rule 5-03(b)(13), indicates that the investor’s equity in earnings of an unconsolidated subsidiary and/or 50 percent or less owned person (i.e., an equity method investee) should be shown after the investor’s income tax provision, and before income or loss from continuing operations. However, Rule 5-03(b)(13) also states, “If justified by the circumstances, this item may be presented in a different position and a different manner.”  As discussed above, the unconsolidated joint ventures are an integral component of the Company’s operations and as such the Company believes that drawing a total that excludes this income effectively separates this portion of operations from the rest of the Company’s operations in a manner that does not reflect the significance and character of this component of our operations.

Minority interest –
Minority interest in consolidated joint ventures has not been significant, and as such the Company has not felt that it was necessary to reflect a separate line item for income before minority interest in joint ventures and other appropriate items.

SEC Regulation S-X, Rule 4-01(a) indicates that financial statements should be filed in such form and order, and should use such generally accepted terminology, as will best indicate their significance and character in light of the provisions applicable thereto. Minority interest in the Operating Partnership participates in all of the Company’s operations, and accordingly, the Company believes that the current presentation more clearly reflects the nature of these interests than would drawing a subtotal above the totals for continuing and discontinued operations. The Company has provided footnote disclosure regarding the portions of minority interest participation in the Operating Partnership that are attributable to continuing and discontinued operations.

Gain on sale of assets relates to incidental non-operating income generally from the sale of land contiguous or in proximity to operating properties. The Company believes that the current presentation reflects the character and nature of the underlying activities.

Loss on early extinguishment of debt has historically been insignificant, and the Company has considered this to be a non-operating type of expense, and has accordingly segregated these amounts from expenses that are more of an operational character. In future filings, the Company will include this item just below interest expense.

2.               Accounting for the Impairment of Disposal of Long-Lived Assets, page 70. Please tell us why management believes that an undiscounted cash flow analysis is the best method of determining fair value when computing the amount of impairment loss, if any. Please cite all authoritative literature relied upon.

Management does use a discounted cash flow when determining fair value for calculating impairment loss. The footnote incorrectly stated “undiscounted” and will be corrected in all future filings to state that the impairment loss is calculated using a discounted cash flow analysis.

3.               Exhibits 31.1 and 31.2. We note your certifications do not comply with the content of the certifications required under Exchange Acts Rules 13a-14(a) and 15d-14(a). Specifically, we note you have replaced “most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report)” with “fourth fiscal quarter in paragraph 4(d) and you have removed “(or persons performing the equivalent functions)” from paragraph 5. Please revise your certifications in future filing to comply with the Exchange Act Rules.

In all future filings, the Company will make the changes noted above.

In making this response, the Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filings, staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at 310-899-6331.

Sincerely,

The Macerich Company

/s/ Thomas E. O’Hern
Thomas E. O’Hern
Executive Vice President, Chief Financial
Officer and Treasurer